SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                  TechAlt, Inc.
                                (Name of Issuer)


                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)


                              ---------------------
                                 (CUSIP Number)


                                James E. Solomon
                             3311 N. Kennicott Ave.
                           Arlington Heights, IL 60004
                                 (847) 870-2601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 15, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              ---------------------

                                  SCHEDULE 13D

      1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): James E. Solomon (S.S. or I.R.S. Identification Nos. of person not required).

      2) Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [X]

         (b) [ ]

      3) SEC Use Only

      4) Source of Funds (See Instructions): OO (See Item 3)

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

      6) Citizenship or Place of Organization: United States

Number of        (7) Sole Voting Power:  4,867,440
Shares
Beneficially     (8) Shared Voting Power: 0
Owned by Each
Reporting        (9) Sole Dispositive Power:  3,867,440
Person With
                 (10) Shared Dispositive Power: 0

      11) Aggregate Amount Beneficially Owned by Each Reporting Person:
          4,867,440

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

      13) Percent of Class Represented by Amount in Row (11): 41%

      14) Type of Reporting Person (See Instructions): IN

                             Introductory Statement

      This Amendment No. 1 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 8, 2004 (the "Schedule 13D") with respect to shares of common stock of TechAlt, Inc., a Nevada corporation. This Amendment No. 1 is being filed to report a material change in the number of shares of common stock beneficially owned by James E. Solomon.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Common Stock"), of TechAlt, Inc., a Nevada Incorporation (the "Issuer"), with its principal executive offices located at 3311 N. Kennicott Ave., Arlington Heights, IL 60004.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by James E. Solomon, an individual residing in the State of Illinois and is a citizen of the United States of America ("Mr. Solomon"). Mr. Solomon is the President and Chief Executive Officer and a member of the board of directors of the Issuer and also the President and Chief Executive Officer and a member of the board of directors of Technology Alternatives, Inc., an Illinois corporation ("TAI"). Mr. Solomon's address is 3311 N. Kennicott Ave., Arlington Heights, IL 60004.

Mr. Solomon has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 15, 2004, 4,544,000 shares of common stock previously held by Mr. Solomon were rescinded pursuant to the Agreement to Rescind Intellectual Property License Agreement between TAI and the Issuer.

Concurrently, a Merger Agreement was transacted by and between the Issuer, TechAlt Acquisitions, Inc., a Nevada corporation, and TAI. In connection with the Merger Agreement, Mr. Solomon was issued four million eight hundred sixty-seven thousand four hundred forty (4,867,440) shares of common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

On December 15, 2004, the Issuer and TAI agreed to rescind the Intellectual Property License Agreement executed by the parties in August, 2004 pursuant to an Agreement to Rescind Intellectual Property License Agreement (the "Rescission Agreement"). Pursuant to the Rescission Agreement, Technology rescinded ab initio its licensing of certain of its intellectual property licensed to the Company, as a result, 10,044,000 shares of common stock issued in connection with the Intellectual Property License Agreement were also rescinded ab initio.

Pursuant to the Agreement and Plan of Merger between the Issuer, TAI and TechAlt Acquisitions, Inc., all of the shares of common stock of Technology (currently held by Solomon and Masanek) were exchanged for 9,544,000 shares of the common stock of the Company. TechAlt Acquisitions, Inc., a wholly-owned subsidiary of the Company, merged with and into Technology, with Technology becoming a wholly-owned subsidiary of the Company. 500,000 shares of common stock were also issued pursuant to the Merger Agreement to Hudson Investment Advisors, LLC.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, Mr. Solomon is the record and beneficial owner of 4,867,440 shares of Common Stock. This number represents 41% of the issued and outstanding shares of Common Stock, based on 12,000,000 shares of common stock issued and outstanding as of December 21, 2004.

      (b) Mr. Solomon has the sole power to vote or to direct the vote of the 4,867,440 shares of Common Stock held by him and has the sole power to dispose or to direct the disposition of 3,867,440 shares of Common Stock held by him.

      (c) Transactions during the past 60 days: On December 15, 2004 the License Agreement was rescinded resulting in the rescission of ten million forty-four thousand (10,044,000) shares of the Issuer. Concurrently, a merger was transacted by and between the Issuer, TechAlt Acquisitions, Inc., a Nevada corporation, and Technology Alternatives, Inc., an Illinois corporation. In connection with the merger, Mr. Solomon was issued four million eight hundred sixty-seven thousand four hundred forty (4,867,440) shares of common stock of the Issuer.

      (d) Not applicable.

      (e) On December 15, 2004 the License Agreement was rescinded resulting in the rescission of ten million forty-four thousand (10,044,000) shares of the Issuer. Concurrently, a merger was transacted by and between the Issuer, TechAlt Acquisitions, Inc., a Nevada corporation, and Technology Alternatives, Inc., an Illinois corporation. In connection with the merger, Mr. Solomon was issued four million eight hundred sixty-seven thousand four hundred forty (4,867,440) shares of common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Solomon retains the power to vote the shares of common stock beneficially owned by him, along with voting the one million shares of common stock beneficially owned by persons set forth in Schedule A. Mr. Solomon has the power to vote approximately forty-one percent (41%) of the shares of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.            Description                                  Location
--------------------------------------------------------------------------------
2.1                    Agreement and Plan of Merger                 Attached

10.1                   Rescission Agreement                         Attached

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    December 22, 2004


By:  /s/ James E. Solomon
     ----------------------------------------
        James E. Solomon

                                   SCHEDULE A

--------------------------------------------------------------------------------
                      NAME                                      NUMBER OF SHARES
--------------------------------------------------------------------------------
Diane Marie Loera                                                       600,000
--------------------------------------------------------------------------------
Christopher C. Solomon                                                  125,000
--------------------------------------------------------------------------------
Jeffrey Grant Brown and Susan Fortino-Brown TEN ENT                     100,000
--------------------------------------------------------------------------------
Costi P. Ashi                                                            75,000
--------------------------------------------------------------------------------
James V. Noonan                                                          25,000
--------------------------------------------------------------------------------
David and Giao Williams TEN ENT                                          25,000
--------------------------------------------------------------------------------
Michael J. Lightfoot                                                     25,000
--------------------------------------------------------------------------------
Paul and Cynthia Stocksdale TEN ENT                                      25,000
--------------------------------------------------------------------------------
                        TOTAL                                         1,000,000
--------------------------------------------------------------------------------